P E
6/31/02

02045296

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002
SK Telecom Co., Ltd.
99, Seorin-dong Jongro-gu,Seoul,110-110, Korea

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___✓___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___✓___

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ___________ .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom

DATE, June 29, 2002

By

Name : Sung-Hae Cho
Title: Vice President

SK Telecom
110-728. 서울특별시 종로구 서린동 99
99, Seorin-dong, Jongro-gu, Seoul, 110-728, Korea

Report to the Korea Stock Exchange

Re: Notice on the Acquisition of Lycos Korea Inc Shares

Our wireless platform strategy is to make our NATE a multi-device integrated personal platform. PC based platform, which already has a large subscriber base as well as varieties of contents and good quality of user interface, should play a role of master platform to achieve this goal. SK Telecom is currently lacking in this particular field.

The company realized that the best way to bring these level of qualities to NATE service was to acquire an existing wired platform service provider.

Under this circumstance, SK Telecom decided to acquire Lycos Korea Inc a number 7th or 8th portal business (depends on how the ranking is done) in Korea.

Current business status of Lycos Korea Inc is as follows;

Shareholder	Terra Lycos 43.25%, Mirae 43.25%, Mirae Asset Securities etc 13.5%
Unique Visitor	13.6million (No.7 in Domestic Market, source : Koreanclick)
Business in 2001	a) Revenue : 29.1billion won, Asset : 49.7billion won, Borrowing : 20.2billion won, Total Equity : 7.1billion won b) Predominance : Comics, Movie, Contents, Community etc (2.7million of subscribers)

Initially SK Telecom will take 43.25% stake in Lycos Korea Inc at 12.5billion won but will eventually increase its stake to 76.5% through participation of future rights offering by Lycos Korea Inc. SK Telecom's overall investment in Lycos Korea Inc is not expected to exceed 44.67billion won.

SK Telecom will create a PC platform based on Lycos and NATE.com. Through this the company will not only provide a fee based a personalized service based on accumulated customer data base but also communication and community service using wire and wireless infrastructure.

SK Telecom
110-728. 서울특별시 종로구 서린동 99
99, Seorin-dong, Jongro-gu, Seoul, 110-728, Korea

Report to the Korea Stock Exchange

Re: Notice on the Equity Investment in Korea Digital Media Center (KDMC)

SK Telecom (SKT) had decided to make an equity investment in Korea Digital Media Center (KDMC). After careful feasibility study, SKT accepted the proposal from KDMC, which was established by 24 CATV system operators (SOs), to become a strategic investor

Our Internet business strategy is to give a personalized internet access to our subscribers anytime and through any devices available to the subscriber such as PC, cellular phone, PDA, VMT and TV. SKT's investment in KDMC will enable cable TV subscribers to have an access to SKT's NATE contents through cable TV system.

KDMC will play a role in building and operating the Super Head-End (SHE) which is an essential equipment to digitize the broadcasting contents so that the participating CATV SOs can provide better quality of digitized contents and various value-added-services to their customer. CATV SOs will broadcast these digitized contents through their system and collect the service charges from the CATV subscribers. CATV SOs will continue to retain the right to organize the channels and contract with program providers (PPs). SK Telecom will provide the TV suitable NATE contents to the CATV customers.

SKT will take about 40% stake in KDMC at 40 billion won in minimum by acquiring new shares of KDMC by December this year.